

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 6, 2007

Via Facsimile and U.S. Mail

Mr. Matthias Heinze
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re: Rotoblock Corporation**
> **Form 10-KSB/A for the fiscal year ended April 30, 2007**
> **Filed November 7, 2007**
> **File No. 0-51428**

Dear Mr. Heinze:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended April 30, 2007

Report of Independent Registered Public Accounting Firm, page 49

1.   Please refer to prior comment 1. We note the inclusion of the audit report by your former accountants, Staley, Okada & Partners, CA. However, we do not see where your former auditor has provided a consent to use its report on the financial statements. Please request your former auditors to prepare a consent for that report and revise to include it as an exhibit to the Form 10-KSB/A1.

Correspondence dated October 29, 2007

2.   We note that you did not provide the three acknowledgements requested in our previous comment letter dated August 28, 2007. As such, we have repeated the acknowledgements in this comment letter as noted below. Please include your acknowledgements in your response letter which addresses our comment above.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief